For Immediate Release


Media Contact:  Heather Wyse                    Analyst Contact: Colin Slade
                503/627-1121                                     503/627-3749



                         Tektronix Announces Completion
                       of Dutch Auction Self-Tender Offer

     BEAVERTON, Ore., Feb 29, 2000 - Tektronix, Inc. (NYSE:TEK) announced today the final results of its Dutch Auction self-tender offer, which expired at 12:00 midnight, New York City time, on February 23, 2000. Based on a final count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, Tektronix accepted for purchase 107,394 shares of common stock at a price of $44 per share.

     Tektronix commenced its self-tender offer for up to 7,954,545 shares of the common stock on January 26, 2000.

     Following the purchase of the shares accepted in the self-tender offer, the company will have approximately 47,491,542 shares of common stock outstanding.

     The Depositary will promptly make payment for all shares accepted for purchase and return those shares tendered but not accepted for purchase.

     Tektronix, Inc., is a test, measurement, and monitoring company providing measurement solutions to industries including semiconductors, computers, and telecommunications. With over 50 years of experience, Tektronix enables its customers to design, deploy and manage next generation global communications networks and Internet technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 25 countries worldwide.

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